EXHIBIT D-1

                      BEFORE THE PUBLIC SERVICE COMMISSION
                            OF THE STATE OF MISSOURI

In the Matter of the Application of UNION          )
ELECTRIC COMPANY d/b/a AmerenUE                    )
for an order authorizing Applicant to convey to    )
and lease back from the City of Bowling Green,     )      Case No.
Missouri certain real property and improvements    )
and to execute and perform the necessary           )
agreements under Section 100.010 through           )
100.200 RSMo. for the purpose of constructing      )
Applicant's electric generating facility in        )
Bowling Green, Missouri                            )


                                   APPLICATION

        COMES NOW Union Electric Company d/b/a AmerenUE (the "Applicant"), and pursuant to Sections 393.180, 393.190 and 393.200, RSMo. and 4 CSR 240-2.060 of
the Rules of Practice and Procedure of the Missouri Public Service Commission (the "Commission"), requests the Commission to enter its order authorizing the Applicant to convey to and lease back from the City of Bowling Green, Missouri (the "City") certain land and improvements and to issue, execute and perform the necessary agreements and instruments (including such that constitute evidence of the Applicant's indebtedness) under Sections 100.010 through 100.200 RSMo. and
Article VI Section 27(b) of the Missouri Constitution (the "Act") for the purpose of the Applicant's construction of an electric generating facility in the City. In support thereof, the Applicant states as follows:

        1. The Applicant is a corporation doing business under the fictitious name of AmerenUE, duly organized and existing under Missouri law, with its principal place of business located at One Ameren Plaza, 1901 Chouteau Avenue, St. Louis, Missouri 63103. The Applicant is a public utility which provides electric and gas utility services in portions of Missouri and is subject to the jurisdiction of this Commission. In addition, the Applicant provides electric and gas utility services in portions of Illinois and is subject to the jurisdiction of the Illinois Commerce Commission. The Applicant is a subsidiary of Ameren Corporation which is a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). The Applicant has previously filed with the Commission in Case No. GO-98-486 a Fictitious Name Registration as filed with the Missouri Secretary of State's Office and said document is incorporated by reference herein. The Applicant's Certificate of Good Standing from the Missouri Secretary of State's Office is attached hereto as Exhibit 1 and made a part hereof. The Applicant has no pending action or final unsatisfied judgments or decisions against it from any state or federal agency or court which involve customer service or rates, which action, judgment or decision has occurred within three (3) years of the date of this Application. No annual report or assessment fees are overdue.

        2. Communications in regard to this Application should be addressed to Ronald S. Gieseke and Ronald K. Evans, Attorneys for the Applicant, whose address is Ameren Services Company, P. O. Box 66149 (MC1310), St. Louis, Missouri 63166-6149.

        3. The Applicant has constructed a new electric generating facility consisting of four 47 megawatt combustion turbine generating units, fueled primarily by natural gas with fuel oil as a back-up, in the City (the "Project"). In order to provide a financing structure and economic incentives to construct the Project in the City, the Applicant entered into a Pre-Annexation and Development Agreement (the "Grant Agreement") dated as of November 9, 2001 with the City, which provides, among other things, that (a) the Applicant will convey certain land (the "Site") and any improvements located thereon, including the four combustion turbine generating units to the City in exchange for the issuance by the City of its taxable industrial development revenue bond in a principal amount not to exceed $125,000,000 (the "Bond") and (b) the City will lease the Site and the Project to the Applicant for a term of approximately 20 years. The switchyard and the transmission lines at the Site and the Project will not be part of the Lease, but rather remain in the name of the Applicant. The Grant Agreement is attached hereto as Exhibit 2 and made a part hereof.

        4. Pursuant to the Act, the City is authorized to issue revenue bonds to promote the economic development of the City. The Bond will be issued by the City pursuant to the Act and a Trust Indenture between the City and a corporate trustee (Commerce Bank). The Applicant will purchase the Bond. The principal amount of the Bond when issued will equal the amounts advanced by the Applicant to fund the costs to acquire the Site and construct the Project and transferred to the City by the Applicant. The Trust Indenture will provide the specific terms of the Bond, including a final maturity of twenty (20) years and an interest rate of 5.15%. The Trust Indenture will also specify the terms and details of the Bond and will contain various provisions, covenants and agreements to protect the security of the bondholders (initially the Applicant), including the following: (a) pledging and assigning the rents, revenues and receipts of the City derived from the Site and the Project to secure the payment of the Bond; (b) describing the redemption provisions and other features of the Bond; (c) setting forth the form of the Bond; (d) establishing the various funds and accounts to handle the Bond proceeds and revenues of the Project and setting forth covenants regarding the administration and investment of such funds and accounts by the trustee bank; (e) setting forth the duties of the trustee bank;
(f) defining events of default and provisions for enforcing the rights and remedies of the bondholder in such events; and (g) restricting the issuance of additional bonds and the terms upon which the same may be issued and secured. The Bond will be a special limited obligation of the City payable solely from the rental payments to be made by the Applicant pursuant to the lease described herein, and in the event of a default by the Applicant, the rents, revenues and receipts of the City derived from the Site and the Project. The Bond will also be secured by a Deed of Trust and Security Agreement granted by the City encumbering the Site and the Project. The interest on the Bond will be subject to federal and state income taxes.

        5. The Applicant will transfer the Site and the Project to the City pursuant to a Special Warranty Deed and a Bill of Sale in substantially the form of documents attached hereto as Exhibit 3 and made a part hereof. Concurrently with the issuance of the Bond, the City will lease the Site and Project constructed on the Site to the Applicant pursuant to a Lease Agreement (the "Lease") between the City and the Applicant. The Lease term will be the same as the final maturity of the Bond and will be a net lease, with the Applicant being responsible for rental payments in an amount sufficient to pay the debt service on the Bond, equal to approximately $9.2 million. The Applicant will be responsible to maintain, insure, operate and pay any taxes related to the Project. The Applicant will have the option, at any time during the term of the Lease, at the expiration of the twenty-year Lease or if there is an early termination of the Grant Agreement, to purchase the City's interest in the Project and the Site upon providing for the payment of the principal of and interest on the Bond and the payment of a nominal fee to the City. During the term of the Lease, the Applicant: (a) will be responsible to operate and control the Site and the Project; (b) has the right, at its own expense, to make certain additions, modifications or improvements to the Site and the Project; (c) may assign its interests under the agreement or sublease the Site and the Project while remaining responsible for payments under the Lease; (d) covenants to maintain its corporate existence during the term of the Bond; and (e) agrees to indemnify the City for any liability the City might incur as a result of its participation in the transaction. The Applicant will record the Lease as a capital lease on its accounting books and records.

        6. While the Applicant acknowledges that the Lease is technically an "evidence of indebtedness" pursuant to Sections 393.180 and 393.200 RSMo. (and, as such, the Applicant seeks the Commission's authority to proceed thereunder), the Applicant states that no additional permanent capital is raised as a result of entering into the Lease. The proposed transfer and lease arrangement of the Site and the Project is being utilized to provide economic incentives to the City. The City's ownership of the Site and the Project during the term of the Bond and the Lease is expected to result in property tax savings to the Applicant of approximately $1.9 million annually, offset by annual grant payments in the amount of $200,000 for twenty years to be made by the Applicant to the City as provided in the Grant Agreement. A portion of each grant payment is expected to be distributed to local taxing jurisdictions at the option of the

City. A schedule showing the tax savings to the Applicant, as well as the impact on the tax revenues of the various jurisdictions where the Project and Site are located pursuant to 4CSR 240-2.060 (7) (F), are attached hereto as Exhibit 4 and made a part hereof. Because grant payments are being allocated to the political subdivisions by the City, the impact on other taxing jurisdictions is not known by the Applicant. The proposed arrangement will not be detrimental to the public interest but advantageous to the interests of the Applicant and its service to customers, and the public will be convenienced hereby, as a result of such savings.

        7. A five-year capitalization expenditure schedule is not being filed with this Application because, as explained in paragraph 6 above, the Applicant is not raising additional long-term capital as part of this transaction.

        8. No fee would be required pursuant to Section 386.300-2 RSMo because the proposed issuance of an evidence of indebtedness will not in effect result in additional borrowings by the Applicant.

        9. A balance sheet and income statement of the Applicant as of March 31, 2002 (with adjustments showing the effects of the proposed transaction), as specified in 4 CSR 240-2.060(11)(E), are attached hereto as Exhibit 5 and made a part hereof.

        10. The capitalization ratios of the Applicant as of March 31, 2002 were: long-term debt and unamortized discount and premium - 37.9 percent; preferred stock - 3.4 percent; and common equity - 58.7 percent. Giving effect to the financial transactions noted in Exhibit 5, the capitalization ratios as of March 31, 2002 would be: long-term debt and unamortized discount and premium-39.3 percent; preferred stock-3.4 percent; and common equity-57.3 percent.

        11. Certified copy of resolutions of the Board of Directors of the Applicant with respect to the proposed transaction are attached hereto as
Exhibit 6.

        12.  The following exhibits are also submitted to the Commission:
             Exhibit 7 - Form of Trust Indenture to be entered into between the City and the Trustee; and

             Exhibit 8 - Form of Lease Agreement to be entered into between the Applicant and the City.

             Exhibit 9 - Form of Bond to be issued by the City.

             Exhibit 10 - Form of Bond Purchase Agreement to be entered into between the Applicant and the City.

             Exhibit 11 - Form of Deed of Trust and Security Agreement to be entered into between the Trustee and the City.

In addition, to illustrate the proposed transaction more fully described in paragraphs 3-6 above, Applicant attaches hereto as Exhibit 12 a "Conceptual Overview" of the arrangement.

        13. The current time schedule provides for the closing of the proposed transaction in November, 2002. To accommodate this schedule, the Applicant requests the Commission to issue an order effective on or before October 15, 2002.

        WHEREFORE, for all the foregoing reasons, the Applicant respectfully requests the Commission to issue its order as follows:

        (i) authorize the Applicant to convey to and lease back from the City the Project and the Site;

        (ii) authorize the Applicant to issue, execute and perform the necessary agreements and instruments (including such that constitute evidence of the Applicant's indebtedness) under the Act for the purpose of constructing the Applicant's electric generating facility in the City; and

        (iii) authorize the Applicant to do any and all other things incidental, necessary or appropriate to the performance of any and all acts specifically to be authorized in such order or orders; and

that the Commission make such other order or orders as it may deem just and proper.

        Dated at St. Louis, Missouri, this ___ day of August, 2002.

                                            Respectfully submitted,

                                            UNION ELECTRIC COMPANY
                                            d/b/a AMERENUE

                                            By:__________________________
                                                   Jerre E. Birdsong
                                                   Vice President and Treasurer

By:  ______________________________
     Ronald S. Gieseke        MBE#  31054
     Ronald K. Evans          MBE#  22597
     Ameren Services Company
     One Ameren Plaza
     1901 Chouteau Avenue
     P.O. Box 66149 (M/C 1310)
     St. Louis, MO 63166-6149
     (314) 554-4198; rgieseke@ameren.com
     (314) 554-2156; revans@ameren.com
     (314) 554-4014 (fax)

     Attorneys for Applicant
     Union Electric Company d/b/a AmerenUE

STATE OF MISSOURI            )
                             ) SS
CITY OF ST. LOUIS            )

        I, Jerre E. Birdsong, first being duly sworn upon oath depose and say that I am a Vice President and Treasurer of Union Electric Company, d/b/a AmerenUE, a Missouri corporation; that I have read the above and foregoing Application by me subscribed and know the contents thereof; that said contents are true in substance and in fact, except as to those matters stated upon information and belief, and as to those, I believe same to be true.


                                                ________________________________
                                                        Jerre E. Birdsong


        Subscribed and sworn to before me this_____ day of August, 2002.



                                                ________________________________
                                                        Notary Public


        My Commission Expires: ______________